Confidential Treatment Requested by

Wachovia Preferred Funding Corp.

May 10, 2006

Bill Demarest

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	Wachovia Preferred Funding Corp.
Form 10-K for the fiscal year ended December 31, 2005
File No. 1-31557

Dear Mr. Demarest:

Wachovia Preferred Funding Corp. (“Wachovia Funding”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated April 27, 2006, regarding the above-referenced Form 10-K. Enclosed herewith is Wachovia Funding’s response to the Commission’s comments.

For your convenience, Wachovia Funding has restated the staff’s comments and has keyed its responses accordingly. Wachovia Funding intends to include the staff’s requested revisions in future filings and provide the staff with any requested supplemental information.

Liquidity and Capital Resources, page 25

1.	In accordance with Item 303 of Regulation S-B and FRR 72, please revise future filings to discuss the factors that drive cash flows rather than simply state that you have the ability to raise additional funds if necessary. In addition, discuss those items which management specifically believes may be indicators of the company’s liquidity condition in both the short term and long term.

Wachovia Funding has noted the Staff’s comment and will comply with your request for an expanded disclosure of liquidity and capital resources in future filings as noted in Exhibit 1.

Exhibit Index

2.	In future filings, please revise your Form 10-K to include Schedule IV as described in Article 12 of Regulation S-X.

Wachovia Funding has noted the Staff’s comment and will comply with your request to include the information required by Schedule IV as described in Article 12 of Regulation S-X in future filings of the Form 10-K.

*         *         *

Wachovia Funding acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 383-6101, or Pete Carlson, Wachovia’s Director of External Reporting, at (704) 383-3021.

Very truly yours,

/s/ David M. Julian
David M. Julian
Executive Vice President and Principal Accounting Officer

(Enclosure)

EXHIBIT 1

Liquidity and Capital Resources

Our internal sources of liquidity are primarily cash generated from interest and principal payments on loans in our portfolio. Our primary liquidity needs are to pay operating expenses, fund our lending commitments, purchase loans as the underlying loans mature or prepay, and pay dividends. We expect to distribute annually an aggregate amount of dividends with respect to our outstanding capital stock equal to approximately 100 percent of our REIT taxable income, which primarily results from interest income on our loan portfolio. Proceeds received from pay-downs of loans are typically sufficient to fund existing lending commitments and loan purchases. Depending upon the timing of the loan purchases, we may draw on the line of credit that we have with our indirect parent corporation, Wachovia Bank, National Association (the “Bank’), as a short-term liquidity source. Generally, we repay these borrowings within several months as we receive cash on loan pay-downs from our loan portfolio. Under the terms of that facility, we can borrow up to $2.0 billion under a revolving demand note at a rate of interest equal to the federal funds rate. At December 31, 2005, there were no borrowings under the line of credit with the Bank. Should a longer-term liquidity need arise, we could issue additional common or preferred stock, subject to any pre-approval rights of our shareholders. We do not have and do not anticipate having any material capital expenditures in the foreseeable future. We believe our existing sources of liquidity are sufficient to meet our funding needs.

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